Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261324
Prospectus Supplement No. 5
(To Prospectus dated April 1, 2022)
EMBARK TECHNOLOGY, INC.
This prospectus supplement updates, amends and supplements the prospectus dated April 1, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261324). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus and this prospectus supplement relate to from time to time (i) the resale of an aggregate of 173,549,101 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Embark Technology, Inc., a Delaware corporation (“Embark Technology”), issued in connection with the Merger by certain of the selling shareholders named in the Prospectus (each a “Selling Shareholder” and, collectively, the “Selling Shareholders”), (ii) the resale of 17,000,000 shares of Class A common stock issued in the PIPE Financing by certain of the Selling Shareholders, (iii) the issuance by us and resale of 1,342,353 shares of common stock reserved for issuance upon the exercise of options to purchase Class A common stock, (iv) the issuance by us and resale of 50,550,140 shares of Class A common stock reserved for issuance upon the settlement of restricted stock units, (v) the resale of 806,497 warrants to purchase Class A common stock, (vi) the issuance of 22,486,667 shares of Class A common stock in respect of warrants to purchase Class A common stock, (vii) the resale 806,497 shares of Class A common stock issuable in respect of warrants to purchase Class A common stock, and (viii) the issuance by us and resale of 87,078,981 shares of Class A common stock issuable upon conversion of shares of Class B common stock.
This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 16, 2022, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our shares of Class A common stock are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “EMBK.” On August 15, 2022, the closing sale price of our Class A common stock was $0.7318 per share. Our warrants are listed on Nasdaq under the symbol “EMBKW.” On August 15, 2022, the closing sale price of our warrants was $0.1356 per warrant.
Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 5 of the Prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 16, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): August 15, 2022
EMBARK TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39881 (Commission File Number)	86-3343695 (I.R.S. Employer Identification No.)
424 Townsend Street
San Francisco, CA 94107
(Address of principal executive offices, including zip code)
(415) 671-9628
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	EMBK	The Nasdaq Global Market

Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	EMBKW	The Nasdaq Global Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modification to Rights of Security Holders.
To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
At a special meeting of stockholders held on August 15, 2022 (the “Special Meeting”), the stockholders of Embark Technology, Inc. (the “Company”), with 89.7% voting, approved an amendment to the Company’s second amended and restated certificate of incorporation (the “Certificate of Incorporation”) to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s outstanding common stock, par value $0.0001 per share (the “Common Stock”), with the final ratio to be determined by the Company’s board of directors from within a range of between 1-for-15 and 1-for-30. The vote was also recommended to be approved by stockholders by major proxy advisory firms. Following the Special Meeting, on August 15, 2022, the Company’s board of directors approved the Reverse Stock Split at the ratio of 1-for-20.
Following the close of trading on the Nasdaq Global Market, on August 16, 2022 (the “Effective Time”), the Company filed a certificate of amendment to the Certificate of Incorporation (the “Amendment”) with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. At the Effective Time, each twenty (20) shares of Class A common stock and Class B common stock outstanding and held of record by each stockholder of the Company were automatically reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Class A common stock or Class B common stock, as applicable, subject to the treatment of fractional shares as described below. Proportional adjustments were made to the number of shares of Class A common stock reserved for issuance under the Company’s equity incentive plans and the number of shares of Class A common stock subject to outstanding equity awards and warrants, as well as the applicable exercise price.
No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares as a result of the Reverse Stock Split will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled to multiplied by the closing trading price per share of the Class A common stock (on a split-adjusted basis) on the Nasdaq Global Market on August 16, 2022.
Following the Effective Time, the Common Stock will continue to be traded under the symbol “EMBK” and will begin trading on a split-adjusted basis when The Nasdaq Global Market opened on Wednesday, August 17, 2022, under a new CUSIP number, 29079J 202. The Company’s warrants will continue to be traded under the symbol “EMBKW” and the CUSIP number for the Company’s warrants will remain unchanged; however, they will be impacted by the same Reverse Stock Split ratio upon exercise.
The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.
As reported in Item 5.03 above, at the Special Meeting on August 15, 2022, the Company’s stockholders voted to approve the Reverse Stock Split. Holders of the Company’s Class A common stock were entitled to one vote for each share held as of the close of business on July 1, 2022 (the “Record Date”), and holders of the

Company’s Class B common stock were entitled to ten votes for each share held as of the close of business on the Record Date. The Class A common stock and Class B common stock voted as a single class on the Reverse Stock Split. Present at the Special Meeting in person or by proxy were holders representing 244,868,600 shares of Class A common stock and holders representing 87,078,981 shares of Class B common stock (with each share of Class B common stock representing ten votes), together representing a total of 1,115,658,410 votes, representing approximately 89.7% percent of the Company’s outstanding votes as of the Record Date. The following are the final voting results for the Reverse Stock Split proposal considered and voted upon at the Special Meeting.

For	Against	Abstain	Broker Non-Votes
1,113,417,957	1,972,616	267,837	0

Item 7.01 Regulation FD Disclosure
On August 16, 2022, the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is attached hereto as Exhibit 99.1.
Exhibit 99.1 is furnished pursuant to Item 7.01 of this Current Report on Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such a filing.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description

3.1	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of Embark Technology, Inc.
99.1	Press Release dated August 16, 2022
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Embark Technology, Inc.

Date: August 16, 2022	By:	/s/ Richard Hawwa
	Name:	Richard Hawwa
	Title:	Chief Financial Officer